UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                      1-8048

                                                                   CUSIP NUMBER
                                                                    872479 20 9
                           NOTIFICATION OF LATE FILING




(Check One):  [X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                   For Period Ended: June 26, 1998
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form  11-K
                   [ ] Transition Report on Form  10-Q
                   [ ] Transition  Report on Form  N-SAR
                   For the Transition Period Ended:  ___________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                                       TII Industries, Inc.
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Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
                                   1385 Akron Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                                 Copiague, New York 11726
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.       The subject annual report,  semi-annual  report,  transition  report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                              See Attachment "A".

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                              See Attachment "B".

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification


PART IV -- OTHER INFORMATION
    (2) Name and telephone number of person to contact in regard to this notification

                 Paul G. Sebetic               516              789-5000
               --------------------------------------------------------------
                     (Name)                (Area Code)     (Telephone Number)


    (3) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                             [X] Yes [ ] No
         -----------------------------------------------------------------------
    (4) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
                                      See Attachment "C".

         -----------------------------------------------------------------------

                              TII Industries, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 24, 1998                    By     /s/ Paul G. Sebetic
                                                  ------------------------------
                                                  Paul G. Sebetic
                                                  Vice President-Finance
                                                  and Chief Financial Officer

                                 Attachment "A"



September 24, 1998


TII Industries, Inc.
1385 Akron Street
Copiague, New York 11726

Dear Sir or Madam:


The accounting personnel of the Company and the personnel in charge of the Company's audit for Arthur Andersen LLP, the Company's independent pubic accountants, are based in Puerto Rico, where the Company's principal operations offices are located.

As a result of the passage of Hurricane Georges through Puerto Rico on September 21-22, 1998, the completion of the audit has been delayed.


Very truly yours,


ARTHUR ANDERSEN LLP

By:/s/  Vincente Gregario
    Vincente Gregario

                                 Attachment "B"



The accounting personnel of the Company and the personnel in charge of the Company's audit for Arthur Andersen LLP, the Company's independent pubic accountants, are based in Puerto Rico, where the Company's principal operations offices are located.

As a result of the passage of Hurricane Georges through Puerto Rico on September 21-22, 1998, the completion of the audit has been delayed.

                                 Attachment "C"

         In a press release issued on September 24, 1998, the Company reported a net loss applicable to common shareholders of approximately $5.1 million on revenues of approximately $50.5 million for the year ended June 26, 1998 compared to a loss of $856,000 on revenues of approximately $50.7 million for the year ended June 27, 1997.

         The Company had previously ( in its Quarterly Report of Form 10-Q for its third fiscal quarter ended March 27, 1998 and in a press release) reported a loss applicable to common shareholders of $3.8 million for the nine months ended March 27, 1998 compared to $668,000 for the nine months ended March 28, 1997.